                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)



                              INFOSEEK CORPORATION
                            (a Delaware corporation)
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   45678M107
                                   ---------
                                 (CUSIP Number)



                               David K. Thompson
                            The Walt Disney Company
                          500 South Buena Vista Street
                           Burbank, California  91521
                                 (818) 560-1000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 July 10, 1999
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
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CUSSIP No. 45678M107                    13D            Page 2 of 9 Pages
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1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          The Walt Disney Company
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS      WC; See Item 3.
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(E)
                                                                         [_]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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      NUMBER OF        7   SOLE VOTING POWER
       SHARES              2,672,218 shares plus a warrant to purchase
    BENEFICIALLY           15,720,000 shares
    OWNED BY EACH      ---------------------------------------------------------
      REPORTING        8   SHARED VOTING POWER
     PERSON WITH           29,175,784 shares
                       ---------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER
                           2,672,218 shares plus a warrant to purchase
                           15,720,000 shares
                       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                           23,730,929 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    26,403,147 shares (including shares owned by Disney Enterprises, Inc., a wholly owned subsidiary of the reporting person and excluding 5,444,855 shares which are subject to the Support Agreements, as to which the Filing Persons disclaim beneficial ownership) plus a warrant to purchase 15,720,000 shares.
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [X]
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13  PERCENT OF CLASS REPRESENTED  BY AMOUNT IN  ROW (11)
    42.3%, based on the number of outstanding shares as of June 30, 1999 and assuming the issuance of 299,182 shares pursuant to the Maintenance Rights Agreement (excluding the warrant), 53.9% assuming exercise in full of the warrant.
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------
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CUSSIP No. 45678M107                    13D            Page 3 of 9 Pages
------------------------                               ------------------------

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Disney Enterprises, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS       OO; See Item 3.
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
      NUMBER OF        7   SOLE VOTING POWER
                           0 shares
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
                           23,730,929 shares
    OWNED BY EACH      ---------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
                           0 shares
     PERSON WITH       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                           23,730,929 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    23,730,929 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED  BY AMOUNT IN  ROW (11)
    37.9%, based on the number of outstanding shares as of June 30, 1999 and assuming the issuance of 299,182 shares pursuant to the Maintenance Rights Agreement.
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------
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CUSSIP No. 45678M107                    13D            Page 4 of 9 Pages
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This Amendment No. 2 amends and supplements the Statements on Schedule 13D, dated November 18, 1998 and June 7, 1999, of The Walt Disney Company, a Delaware corporation ("TWDC"), and Disney Enterprises, Inc., a Delaware corporation and wholly owned subsidiary of TWDC ("DEI"). TWDC and DEI are collectively the Filing Persons of the Schedule 13D.

Item 1.   Security And Issuer.
          -------------------

          This statement relates to the Common Stock, par value $.001 per share ("Infoseek Common Stock"), of Infoseek Corporation, a Delaware corporation ("Infoseek"). The Infoseek Common Stock includes the rights attached thereto pursuant to Infoseek's share purchase rights plan. The principal executive offices of Infoseek are located at 1399 Moffett Park Drive, Sunnyvale, California 94089.

Item 3.   Source And Amount Of Funds Or Other Consideration.
          -------------------------------------------------

          In connection with the Reorganization Agreement (as defined and described in Item 4), TWDC may be deemed to have acquired beneficial ownership of 5,444,855 shares of Infoseek Common Stock pursuant to Support Agreements (as defined and described in Item 4), representing approximately 9% of the issued and outstanding shares of Infoseek Common Stock as of June 30, 1999. TWDC requested that Steven T. Kirsch and Andrew E. Newton ("Principal Stockholders") enter into Support Agreements as a condition to TWDC's willingness to enter into the Reorganization Agreement. The Support Agreements relate to all of the shares of Infoseek Common Stock owned by the Principal Stockholders on July 10, 1999 and continue to be owned by such stockholders as of the date of the Infoseek Special Meeting (as defined below) and shares of Infoseek Common Stock that may be acquired after such date by such Principal Stockholders and continue to be owned by such stockholders as of the date of the Infoseek Special Meeting, including shares of Infoseek Common Stock issuable upon exercise of options to purchase Infoseek Common Stock. No additional consideration was given in exchange for the Support Agreements. TWDC expressly disclaims beneficial ownership of the Subject Shares (as defined in the Support Agreements).

          In addition, the Filing Persons have exercised, by a letter agreement dated July 10, 1999 between TWDC and Infoseek (the "Maintenance Rights Agreement"), their maintenance rights pursuant to the terms of the Governance Agreement dated as of June 18, 1998 by and among TWDC, DEI and Infoseek to acquire an aggregate of 299,182 shares of Infoseek Common Stock, for an aggregate purchase price of $12,201,016. The purchase and sale of these shares of Infoseek Common Stock shall take place on the later of: (i) five (5) days from the date of the Maintenance Rights Agreement or (ii) the third business day following the expiration of all waiting periods imposed on such period by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The shares of Infoseek Common Stock to be purchased pursuant to the Maintenance Rights Agreement represent approximately 0.5% of the issued and outstanding shares of Infoseek Common Stock as of June 30, 1999. The source of funds to be used in connection with purchase of shares of Infoseek Common Stock pursuant to the Maintenance Rights Agreement is the working capital of TWDC.

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CUSSIP No. 45678M107                    13D            Page 5 of 9 Pages
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          The foregoing description of the Maintenance Rights Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 4.   Purpose Of Transaction.
          ----------------------

          As previously reported in the Statement and Amendment No. 1 thereto, TWDC (i) acquired 26,103,965 shares of Infoseek Common Stock plus a warrant to purchase 15,720,000 shares of Infoseek Common Stock and
          (ii) entered into discussions with Infoseek with respect to a possible transaction that would result in the Filing Persons acquiring all the issued and outstanding shares of Infoseek Common Stock that they do not already own. On July 10, 1999, TWDC, Bingo Acquisition Corp., a wholly owned subsidiary of TWDC ("Acquisition Corp."), and Infoseek entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which, subject to the terms and conditions set forth therein, Acquisition Corp. will merge (the "Merger") with and into Infoseek, with Infoseek being the surviving corporation in the Merger (the "Surviving Corporation"). As a result of the Merger, (i) each outstanding share of Infoseek Common Stock, other than shares of Infoseek Common Stock owned by TWDC and DEI, will be converted into 1.15 shares of a new class of TWDC common stock ("TWDC Internet Common Stock"), which will track the economic performance of Infoseek and certain assets to be contributed by TWDC and its affiliates (the "Internet Group"), (ii) each outstanding share of Infoseek Common Stock owned by TWDC will remain outstanding, (iii) each outstanding share of Infoseek Common Stock owned by DEI will be converted into shares of a new series of TWDC voting preferred stock and (iv) Infoseek will become a direct wholly owned subsidiary of TWDC. TWDC will retain an approximate 72% retained interest in Internet Group.

          In connection with the Reorganization Agreement, TWDC entered into individual Support Agreements dated as of July 10, 1999 (the "Support Agreements") with the Principal Stockholders who own, collectively, approximately 9% of the issued and outstanding Subject Shares as of June 30, 1999. Mr. Kirsch beneficially owns 4,988,855 shares of Infoseek Common Stock which are subject to the Support Agreement. Mr. Newton beneficially owns 456,000 shares of Infoseek Common Stock which are subject to the Support Agreement. Pursuant to the Support Agreements each of Messrs. Kirsch and Newton have, among other things, agreed to vote in favor of the Reorganization Agreement and Merger.

          The Board of Directors of TWDC and the Disinterested Directors of Infoseek (as defined in the Amended and Restated Certificate of Incorporation of Infoseek) have unanimously approved the Merger. The consummation of the transactions contemplated by the Reorganization Agreement is subject to certain conditions, including (i) approval of the Merger by the holders of a majority of the shares of Infoseek Common Stock (other than the Filing Persons) at a special meeting of stockholders of Infoseek (the "Infoseek Special Meeting"), (ii) the requisite vote of the stockholders of TWDC to authorize the TWDC Internet Common Stock at
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CUSSIP No. 45678M107                    13D            Page 6 of 9 Pages
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          a special meeting of stockholders of TWDC (the "TWDC Special
          Meeting"), and (iii) certain other customary conditions in a transaction of this nature, including receipt of all necessary regulatory approvals. TWDC, with the assistance and cooperation of Infoseek, will prepare a joint proxy statement/prospectus (the "Joint Proxy Statement/Prospectus") relating to the Merger and the shares of TWDC Internet Common Stock to be issued thereunder and distribute the Joint Proxy Statement/Prospectus to the stockholders of Infoseek and TWDC prior to the Infoseek Special Meeting and the TWDC Special Meeting, respectively. After the Merger, the Infoseek Common Stock will cease from being quoted on the Nasdaq National Market and registration of the Infoseek Common Stock will be terminated pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. It is anticipated that the TWDC Internet Common Stock will be listed on the New York Stock Exchange for trading. The Reorganization Agreement and the Joint Press Release of The Walt Disney Company and Infoseek Corporation, dated July 12, 1999, issued in connection with approval of the Reorganization Agreement are filed as exhibits to TWDC's Current Report on Form 8-K filed July 12, 1999 and are incorporated herein by reference.

          The foregoing description of the Reorganization Agreement is qualified in its entirety by reference to the text of such agreement.

          The purpose of the Filing Persons' purchase of shares of Infoseek Common Stock pursuant to the Maintenance Rights Agreement is to maintain TWDC's percentage ownership in Infoseek.


Item 5.   Interest In Securities Of The Issuer.
          ------------------------------------

(a) and

(b) Pursuant to the Support Agreements, TWDC has the power to direct the vote, in connection with the Merger and related matters, of an aggregate of 5,444,855 shares of Infoseek Common Stock, representing approximately 9% of the issued and outstanding shares of Infoseek Common Stock as of June 30, 1999. The Support Agreements will apply to shares of Infoseek Common Stock that may be acquired after the date of such agreements by the Principal Stockholders, including shares of Infoseek Common Stock issuable upon exercise of options to purchase Infoseek Common Stock.

          Upon the consummation of the Filing Persons' purchase of shares of Infoseek Common Stock pursuant to the Maintenance Rights Agreement,
          (i) TWDC will have the sole power to vote and dispose of an additional 30,218 shares of Infoseek Common Stock, representing less than 0.1% of the issued and outstanding shares of Infoseek Common Stock as of June 30, 1999 and (ii) TWDC and DEI will have the shared power to vote and dispose of an additional 268,964 shares of Infoseek Common Stock, representing approximately 0.4% of the issued and outstanding shares of Infoseek Commmon Stock as of June 30, 1999.


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CUSSIP No. 45678M107                    13D            Page 7 of 9 Pages
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(c)       The responses set forth in Item 4 are incorporated herein.

(d) The Principal Stockholders shall have the right to receive, pro rata, based on their percentage ownership of the Subject Shares, dividends, if any, and the proceeds from any sale of the Infoseek Common Stock.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings Or Relationships With Respect
          ---------------------------------------------------------------------
          To Securities Of The Issuer.
          ---------------------------

          The responses set forth in Item 3, Item 4 and Item 5 are incorporated herein.

          Pursuant to the Support Agreements, each Principal Stockholder has agreed to vote all Subject Shares owned by such persons at any meeting of the stockholders of Infoseek called upon to vote upon the Merger and the Reorganization Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Merger and the Reorganization Agreement is sought, (1) in favor of the Merger, the approval and adoption by Infoseek of the Reorganization Agreement and the approval of the other transactions contemplated by the Reorganization Agreement and (2) against (x) any merger agreement or merger (other than the Merger and the Reorganization Agreement), consolidation, combination, sale of substantially all of Infoseek's assets, sale or issuance of securities of Infoseek or its subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by Infoseek or its subsidiaries and (y) any amendment of Infoseek's Certificate of Incorporation or by-laws or other proposal or transaction involving Infoseek or any of its subsidiaries which amendment or other proposal or transaction would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Infoseek under or with respect to, the Merger, the Reorganization Agreement or any of the transactions contemplated by the Reorganization Agreement or the Support Agreements.

          Each Principal Stockholder has also agreed, until the earlier of (i) the effectiveness of the Merger, (ii) 180 days from the date of the Support Agreements and (iii) the termination of the Reorganization Agreement other than pursuant to Section 8.1(h) thereof, among other things, not to, directly or indirectly, with respect to the Subject Shares owned by such Principal
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CUSSIP No. 45678M107                    13D            Page 8 of 9 Pages
------------------------                               ------------------------



          Stockholder, except as contemplated by the Support Agreements, grant any proxies or powers of attorney with respect to the Subject Shares, deposit the Subject Shares into a voting trust or enter into a voting agreement with respect to the Subject Shares. In addition, pursuant to the Support Agreement between TWDC and Mr. Kirsch, Mr. Kirsch has also agreed, until the earlier of (i) the effectiveness of the Merger, (ii) 180 days from the date of the Support Agreements and (iii) the termination of the Reorganization Agreement other than pursuant to
          Section 8.1(h) thereof, among other things, not to, directly or indirectly, with respect to the Subject Shares owned by him, transfer, sell or otherwise dispose of any Subject Shares other than pursuant to the terms of the Letter Agreement (as defined in the Support Agreement) between TWDC and Mr. Kirsch.

          The foregoing description of the Support Agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

          In addition, pursuant to the terms of the Reorganization Agreement, and in connection with the transactions contemplated by the Reorganization Agreement and the Support Agreements, Infoseek has (with the approval of the Disinterested Directors) waived the standstill obligations of TWDC and DEI under Section 2.1 of the Governance Agreement dated as of June 18, 1998 among Infoseek, TWDC and DEI.

Item 7.   Material To Be Filed As Exhibit.
          -------------------------------

(a) Joint Press Release of The Walt Disney Company and Infoseek Corporation dated July 12, 1999 (incorporated by reference to TWDC's Current Report on Form 8-K filed on July 12, 1999).

(b) Agreement and Plan of Reorganization, dated as of July 10, 1999, by and among Infoseek Corporation, The Walt Disney Company and Bingo Acquisition Corp. (incorporated by reference to TWDC's Current Report on Form 8-K filed on July 12, 1999).

(c)       Support Agreement dated July 10, 1999 between TWDC and Steven T.
          Kirsch.

(d)       Support Agreement dated July 10, 1999 between TWDC and Andrew E.
          Newton.

(e) Maintenance Rights Agreement dated as of July 10, 1999 between TWDC and Infoseek Corporation.
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CUSSIP No. 45678M107                    13D            Page 9 of 9 Pages
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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           THE WALT DISNEY COMPANY

                                            By: /s/ Thomas O. Staggs
                                                --------------------

                                                    Thomas O. Staggs
                                                    Executive Vice President
                                                    and Chief Financial Officer

                                           DISNEY ENTERPRISES, INC.


                                            By: /s/ Thomas O. Staggs
                                                --------------------

                                                    Thomas O. Staggs
                                                    Executive Vice President


Dated:   July 14, 1999